Steven F.  Carman
Attorney

4801 Main Street, Suite 1000
Kansas City, MO 64112
Tele: 816.983.8153
fax: 816.983.8080

                                 July 24, 2009

VIA EDGAR and E-MAIL Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4720 Attn: Larry L. Greene
Re:	Tortoise North American Energy Corporation (the "Company") File Nos. 811-21700 and 333-158403

Commission:

On April 3, 2009, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization (the "Reorganization") of Tortoise Gas and Oil Corporation ("TGO", and together with the Company, each a "Fund") with and into the Company.  This letter is written in response to a request for information from Larry L. Greene of the Commission Staff conveyed by telephone call with the undersigned on July 23, 2009.

Mr. Greene requested that I provide, in filed correspondence, a response to a request for supplemental expense information from the Commission Staff.  That information is as follows:

1)           Annualized expenses for the Company based on May 31, 2009 managed assets include expenses for advisory fees of $862,320, costs for leverage of $910,167, a current tax expense of $18,191, a benefit from its advisor's expense reimbursement to the extent of $50,302, and paid other expenses totaling $574,923.  The resulting total expenses for the Company are $2,315,299, or 3.01% of net assets.

2)           Annualized expenses for TGO, calculated in the same way, include advisory fees of $352,598, costs for leverage of $208,113, and other expenses totaling $572,009.  The resulting total expenses for TGO are $1,132,719, or 3.92% of net assets.

3)           The combined proforma annualized expenses of the Funds, had the Reorganization occurred at May 31, 2009, and using the same method of calculation, would have resulted in advisory fees of $1,185,102, costs for leverage of $1,118,279, a current tax expense of $18,191, a benefit from its advisor's expense reimbursement of $118,510, and other expenses totaling $643,743.  The resulting total expenses of $2,846,805 would have been 2.70% of net assets of the Funds as a result of the Reorganization.

KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA

SPRINGFIELD, MISSOURI • EDWARDSVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM

AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

July 24, 2009

Please contact me immediately if you need any additional information prior to declaring the Registration Statement effective.  I can be reached at (816) 983-8153.  I look forward to hearing from you at your earliest convenience.

Sincerely,
/s/ Husch Blackwell Sanders LLP